UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-27140

NORTHWEST PIPE COMPANY

(Exact name of registrant as specified in its charter)

201 NE Park Plaza Drive, Suite 100

Vancouver, Washington 98684

360-397-6250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Northwest Pipe Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2019	By:	/s/ Robin Gantt
Robin Gantt
Senior Vice President, Chief Financial Officer, and Corporate Secretary

(1)     The Preferred Stock Purchase Rights (the “Rights”) expired on June 28, 2019 in accordance with the terms of the Rights Agreement dated June 28, 1999 between Northwest Pipe Company (the “Company”) and ChaseMellon Shareholder Services, L.L.C. as Rights Agent, as amended by the Amended and Restated Rights Agreement dated June 18, 2009 between the Company and Mellon Investor Services LLC as Rights Agent (succeeded by Computershare Trust Company, N.A. as Rights Agent). The Company initially filed a Form 8-A to register the Rights on July 1, 1999.